Exhibit 5

[***] INDICATES MATERIAL THAT WAS OMITTED AND FOR WHICH CONFIDENTIAL TREATMENT WAS REQUESTED. ALL SUCH OMITTED MATERIAL WAS FILED SEPARATELY WITH THE SECURITIES AND EXCHANGE COMMISSION PURSUANT TO RULE 24b-2 PROMULGATED UNDER THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED.

Azurite Management, LLC

25101 Chagrin Blvd. Suite 330

Cleveland, OH 44122

216-292-0200

March 4, 2024

Invacare Holdings Corporation

Worldwide Headquarters,

1 Invacare Way

Elyria, Ohio 44305

United States

Invacare Directors:

Kimberly Lody, Marec Edgar, Abraham Han ,

Samuel Brill, Jame Donath, J. Carney Hawks, Geoffrey Purtill

Dear Invacare Directors:

Azurite Management, LLC (“Azurite”) appreciates the valuable time you and your team have invested in Invacare Holdings Corporation (the “Company” or “Invacare”) and its prospects. Our positive outlook on the Company’s underlying fundamentals and future prospects is based on the due diligence we have performed to date, our extensive experience in the industry and our successful track record of consistently creating value across our portfolio companies.

Azurite has tremendous appreciation for the Company’s strong brand, customer base and impressive design, manufacturing, and distribution capabilities. We share Geoffrey’s and the broader management team strategic vision and believe there are multiple avenues, organically and inorganically, to further strengthen and expand the business, accelerating value creation for all stakeholders. Given Azurite’s unique capabilities, we believe we are uniquely qualified to serve as the preferred partner to Invacare in this next chapter of growth.

As such, Azurite is pleased to present you with this non-binding indication of interest, which describes the general terms and conditions of our proposal.

Preliminary Valuation

Based on the information reviewed to date, Azurite is prepared to acquire 100% of the Company’s outstanding stock for a purchase price [***]. This preliminary valuation assumes the transaction would be structured on a cash-free and debt-free basis and would include, or adjust for, a normalized level of net working capital, which is to exclude all past due payables/accruals (an amount to be mutually agreed upon by Azurite and the Company). This preliminary valuation is subject to our satisfactory completion of strategic, financial, operational, quality, regulatory, and legal due diligence of the Company.

Azurite Management LLC	25101 Chagrin Blvd. Suite 330	Cleveland, OH 44122

Transaction Structure and Consideration

It is anticipated that Azurite would form a wholly owned acquisition entity, equipped with the necessary capital to finance the purchase of the stock of the Company. We are also open to discussing alternative acquisition structures with the Company.

Azurite and its strategic partners would pay the purchase price in cash, subject to a commercially reasonable escrow holdback amount.

For the avoidance of doubt and while we will seek the optimal capital structure for the purpose of this transaction, Azurite’s ability to transact does not depend on any third-party debt financing and, our final offer will not be subject to any financing condition, but will be fully backed by equity capital.

Due Diligence

Azurite has a deep understanding of Invacare and has performed considerable diligence to date but needs to update our understanding of post-restructuring events and status. Azurite and its partners will quickly and efficiently continue to perform significant substantial strategic, financial, operational, and legal due diligence.

Accordingly, Azurite and its partners have compiled an initial document request list that includes financial and non-financial requests and, in particular, detailed reconciliations of budget to actual activity for the year ended December 31, 2023, month ended January 31, 2024, and month ended February 29, 2024, and latest set of financial projections. Our internal and outside due diligence professionals (accounting, tax, benefits, quality, regulatory, legal, environmental, information technology, and insurance) are prepared to move forward promptly to continue our work, with a target of completing due diligence within 60 to 90 days subjected to timely receipt of requested diligence information.

External Advisors

In addition to current Azurite advisors listed below, Azurite intends to engage additional third-party professionals such as attorneys, accountants and insurance and benefits professionals to assist us in our evaluation of the risks and opportunities.

Accounting and Tax: Big 4 subject to conflict check.

Legal: Latham

Financial: Deutsche Bank

Process and Timing

In order to expedite the process, Azurite and its investment partner requests the opportunity to coordinate site visits commencing for the week of March 11, 2024, at the Company’s Alber, Portugal, UK, Toronto, and Mexico and other facilities as required. It is requested to provide sufficient requisite information before the plant visit. We also request the opportunity to meet with the Company’s senior management in the near future and then, shortly thereafter (as outlined below), we would anticipate submitting a binding letter of intent describing in more detail our proposed purchase price and any other specific terms and conditions for a proposed transaction.

Azurite prides itself on its ability to dedicate significant internal and external resources to quickly and efficiently complete its due diligence investigation, and to provide the Company with a clear and certain path to closing the transaction at the agreed upon purchase price. Assuming that the Company and its representatives provide timely responses to our diligence requests (including any supplemental diligence

Azurite Management LLC	25101 Chagrin Blvd. Suite 330	Cleveland, OH 44122

requests) and reasonable access to management and the facilities, we would anticipate completing our confirmatory due diligence investigation within 60 days from when we initiate the process subjected to timely receipt of requested diligence information, executing a binding letter of intent between Azurite and the Company and signing a definitive purchase agreement within 75 days (or within 15 days from our substantial completion of diligence), and closing the transaction within a total of 90 days, subject only to any required regulatory or legal approvals or consents.

Azurite does not require any external approvals or consents to invest its equity capital and would obtain all internal investment committee approvals prior to a letter of intent being executed.

Management

Azurite views the commitment and dedication of its management teams as a critical factor in the long-term success of our investments and therefore recognizes the importance of attracting, retaining and rewarding top-performing senior managers who create long-term value for our investors.

Non-Binding

This indication of interest is a non-binding proposal that sets forth the general terms and conditions of a potential transaction with the Company and is not legally binding in any way on any party, except for the confidentiality obligations set forth immediately below. A binding agreement with respect to the proposed transaction will result only upon the negotiation and execution by the parties of one or more separate definitive agreements.

About Azurite Management LLC

Azurite Management is a private investment firm focused on investing primarily in U.S. companies. Azurite seeks to invest in deeply undervalued companies that are hard to replicate with attractive cash flow potential, and actively engage with management teams and boards of directors to identify and execute on opportunities to unlock value for the benefit of all stakeholders.

Summary

We are excited about this investment opportunity and appreciate having the opportunity to review the Company’s information and to have our offer considered for a potential transaction. If you have any questions or comments, please contact me by telephone at [REDACTED] or by email at [REDACTED].

Very Truly Yours,

Azurite Management LLC

/s/ Steve Rosen
Steve Rosen

Azurite Management LLC	25101 Chagrin Blvd. Suite 330	Cleveland, OH 44122